Exhibit 12.1

Consolidated Fixed Charge Computation for
Solectron Corporation
($Millions)

	Three months ended November 30,
	2004	2003
Losses:
Net income (loss)	$55.9	$(119.8)
Discontinued operations income (loss), net of tax	9.0	(67.6)
Income tax expense	4.7	2.5

Income (loss) from continuing operations before income tax expense	$51.6	$(49.7)
Add back: fixed charges	22.9	51.2

Earnings before fixed charges	74.5	1.5

Fixed Charges:
Interest portion of rental expense	$6.6	$7.3
Interest expense	16.3	43.9

	$22.9	$51.2

Ratio of earnings to fixed charges	3.3	—

Deficiency of earnings to fixed charges	$51.6	$(49.7)

Consolidated Fixed Charge Computation for
Solectron Corporation
($Millions)

	Year Ended August 31
	2004	2003	2002	2001	2000
Losses:
Net loss	$(168.9)	$(3,462.0)	$(3,110.2)	$(123.9)	$497.2
Discontinued operations (income) loss, net of tax	(82.9)	442.2	39.4	33.4	(44.0)
Income tax (benefit) expense	(0.3)	532.1	(449.0)	38.9	223.5

Loss from continuing operations before income tax (benefit) expense	$(252.1)	$(2,487.7)	$(3,519.8)	$(126.0)	$676.7
Add back: fixed charges	171.0	236.2	272.4	199.4	99.3

Earnings before fixed charges	(81.1)	(2,251.5)	(3,247.4)	33.4	776.0

Fixed Charges:
Interest portion of rental expense	$26.8	$29.1	$33.6	24.6	27.7
Interest expense	144.2	207.1	238.8	174.8	71.6

	$171.0	$236.2	$272.4	$199.4	$99.3

Ratio of earnings to fixed charges

Deficiency of earnings to fixed charges	$(252.1)	$(2,487.7)	$(3,519.8)	0.4	7.8